UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

   (Check One): ( ) Form 10-K  ( ) Form 20-F  ( ) Form 11-K  (x) Form 10-Q

                     For the Period Ended: January 31, 2003


PART I - REGISTRANT INFORMATION
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     Growth Mergers, Inc.
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     Full Name of Registrant

     #1505 - 800 West Pender Street
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     Address of Principal Executive Office (Street and Number)

     Vancouver, British Columbia, Canada V6C 2V6
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     City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
---------------------------------

     The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b):

     ( )       (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (x)       (b)  The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ( )       (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c ) has been attached if applicable.


PART III - NARRATIVE
--------------------

Management has been unable to finalize the review of the financial statements with the auditors due to travel schedules. As a result, the Form 10-QSB is still only in draft form.


PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

     David B. Jackson, President & CEO
     (604) 805-0065

     John Wells, CFO
     011-44-7989-387916

(2) Have all periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     ( x ) Yes                             ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be in included in the subject report or portion thereof?

     ( ) Yes                               ( x ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              GROWTH MERGERS, INC.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



     Date:  March 17, 2003            By:   /s/ David B. Jackson
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                                           David B Jackson, President & CEO